FOR IMMEDIATE RELEASE

                      ASARCO TO CONSIDER GRUPO MEXICO OFFER

 NEW YORK, N.Y., OCTOBER 8, 1999 - ASARCO Incorporated (NYSE:AR) announced that the Board of Directors of Asarco met to consider the revised proposal contained in a letter from Grupo Mexico of October 7, 1999. In its revised proposal, Grupo Mexico offered to acquire all of the outstanding shares of Asarco common stock at a price of $29.50 per share in cash.

 At the meeting, the Asarco Board of Directors considered, together with advice from its financial and legal advisors, the terms of Grupo Mexico's revised offer, Asarco's rights and obligations under the Phelps Dodge merger agreement and its fiduciary duties to stockholders of Asarco under applicable law. In accordance with the terms of its merger agreement with Phelps Dodge, the Board of Directors determined in good faith, after consultation with its legal and financial advisors, that it was necessary in order to comply with its fiduciary duties under the applicable law to modify its recommendation of the pending transaction with Phelps Dodge and, if necessary, to furnish information to Grupo Mexico pursuant to a customary confidentiality agreement and to participate in discussions or negotiations regarding the Grupo Mexico revised proposal. The Board has notified Phelps Dodge that it intends to participate in discussions with Grupo Mexico concerning the proposal. Accordingly, the Asarco Board recommends that stockholders not tender their shares in the Phelps Dodge Exchange Offer at this time.

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